Exhibit 99.2

Docket #0132 Date Filed: 12/6/2012

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

	:	Chapter 11
In re	:	Case No. 12-20000 (PJW)
Overseas Shipholding Group, Inc., *et al.*,	:	Jointly Administered
Debtors.[1]	:	**Objection Deadline: December 20, 2012 at 4:00 p.m. (ET)** **Hearing Date: December 27, 2012 at 10:00 a.m. (ET)**

DEBTORS' MOTION FOR ENTRY OF AN ORDER PURSUANT TO SECTIONS 105(a) AND 365(a) OF THE BANKRUPTCY CODE AUTHORIZING REJECTION OF THE OVERSEAS NEWCASTLE BAREBOAT CHARTER *NUNC PRO TUNC* AS NECESSARY TO THE REDELIVERY DATE AND RELATED RELIEF

Overseas Shipholding Group, Inc. ("OSG") and certain of its affiliates, as debtors and debtors in possession (collectively, "Debtors"), hereby move this Court (the "Motion") for entry

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1 The Debtors in these Chapter 11 cases, along with the last four digits of each Debtor's tax identification number, are: Overseas Shipholding Group, Inc. (7623); OSG International, Inc. (7117); OSG Bulk Ships, Inc. (2600); 1372 Tanker Corporation (4526); Africa Tanker Corporation (9119); Alcesmar Limited (5306); Alcmar Limited (5307); Alpha Suezmax Corporation (1684); Alpha Tanker Corporation (6063); Amalia Product Corporation (3808); Ambermar Product Carrier Corporation (8898); Ambermar Tanker Corporation (7100); Andromar Limited (5312); Antigmar Limited (5303); Aqua Tanker Corporation (7408); Aquarius Tanker Corporation (9161); Ariadmar Limited (5301); Aspro Tanker Corporation (4152); Atalmar Limited (5314); Athens Product Tanker Corporation (9565); Atlas Chartering Corporation (8720); Aurora Shipping Corporation (5649); Avila Tanker Corporation (4155); Batangas Tanker Corporation (8208); Beta Aframax Corporation (9893); Brooklyn Product Tanker Corporation (2097); Cabo Hellas Limited (5299); Cabo Sounion Limited (5296); Caribbean Tanker Corporation (6614); Carina Tanker Corporation (9568); Carl Product Corporation (3807); Concept Tanker Corporation (9150); Crown Tanker Corporation (6059); Delphina Tanker Corporation (3859); Delta Aframax Corporation (9892); DHT Ania Aframax Corp. (9134); DHT Ann VLCC Corp. (9120); DHT Cathy Aframax Corp. (9142); DHT Chris VLCC Corp. (9122); DHT Rebecca Aframax Corp. (9143); DHT Regal Unity VLCC Corp. (9127); DHT Sophie Aframax Corp. (9138); Dignity Chartering Corporation (6961); Edindun Shipping Corporation (6412); Eighth Aframax Tanker Corporation (8100); Epsilon Aframax Corporation (9895); First Chemical Carrier Corporation (2955); First LPG Tanker Corporation (9757); First Union Tanker Corporation (4555); Fourth Aframax Tanker Corporation (3887); Front President Inc. (1687); Goldmar Limited (0772); GPC Aframax Corporation (6064); Grace Chartering Corporation (2876); International Seaways, Inc. (5624); Jademar Limited (7939); Joyce Car Carrier Corporation (1737); Juneau Tanker Corporation (2863); Kimolos Tanker Corporation (3005); Kythnos Chartering Corporation (3263); Leo Tanker Corporation (9159); Leyte Product Tanker Corporation (9564); Limar Charter Corporation (9567); Luxmar Product Tanker Corporation (3136); Luxmar

1220000121206000000000019

of an order substantially in the form attached hereto as Exhibit A under Sections 105(a) and 365(a) of Title 11 of the United States Code (the “Bankruptcy Code”), (i) authorizing Debtors to reject the bareboat charter agreement in respect of the vessel once named BESIKTAS TBR and now renamed OVERSEAS NEWCASTLE, dated July 6, 2007, between Double Hull Tankers, Inc. (the “Vessel Owner”), and debtor Alpha Suezmax Corporation, as may have been amended, supplemented or restated, including any and all ancillary agreements entered into in conjunction therewith (the “Newcastle Charter-In Agreement”) effective as of the date the OVERSEAS NEWCASTLE is redelivered to the Vessel Owner (the “Redelivery Date”), (ii) authorizing Tanker LLC (4675); Majestic Tankers Corporation (6635); Maple Tanker Corporation (5229); Maremar Product Tanker Corporation (3097); Maremar Tanker LLC (4702); Marilyn Vessel Corporation (9927); Maritrans General Partner Inc. (8169); Maritrans Operating Company L.P. (0496); Milos Product Tanker Corporation (9563); Mindanao Tanker Corporation (8192); Mykonos Tanker LLC (8649); Nedimar Charter Corporation (9566); Oak Tanker Corporation (5234); Ocean Bulk Ships, Inc. (6064); Oceania Tanker Corporation (9164); OSG 192 LLC (7638); OSG 209 LLC (7521); OSG 214 LLC (7645); OSG 215 Corporation (7807); OSG 242 LLC (8002); OSG 243 LLC (7647); OSG 244 LLC (3601); OSG 252 LLC (7501); OSG 254 LLC (7495); OSG 300 LLC (3602); OSG 400 LLC (7499); OSG America LLC (2935); OSG America L.P. (2936); OSG America Operating Company LLC (5493); OSG Car Carriers, Inc. (1608);OSG Clean Products International, Inc. (6056); OSG Columbia LLC (7528); OSG Constitution LLC (8003); OSG Courageous LLC (2871); OSG Delaware Bay Lightering LLC (4998); OSG Discovery LLC (8902); OSG Endeavor LLC (5138); OSG Endurance LLC (2876); OSG Enterprise LLC (3604); OSG Financial Corp. (8639); OSG Freedom LLC (3599); OSG Honour LLC (7641); OSG Independence LLC (7296); OSG Intrepid LLC (7294); OSG Liberty LLC (7530); OSG Lightering Acquisition Corporation (N/A); OSG Lightering LLC (0553); OSG Lightering Solutions LLC (5698); OSG Mariner LLC (0509); OSG Maritrans Parent LLC (3903); OSG Navigator LLC (7524); OSG New York, Inc. (4493); OSG Product Tankers AVTC, LLC (0001); OSG Product Tankers 1, LLC (8236); OSG Product Tankers II, LLC (8114); OSG Product Tankers, LLC (8347); OSG Product Tankers Member LLC (4705); OSG Quest LLC (1964); OSG Seafarer LLC (7498);OSG Ship Management, Inc. (9004); OSG Valour Inc. (7765); Overseas Allegiance Corporation (7820); Overseas Anacortes LLC (5515); Overseas Boston LLC (3665); Overseas Diligence LLC (6681); Overseas Galena Bay LLC (6676); Overseas Houston LLC (3662); Overseas Integrity LLC (6682); Overseas Long Beach LLC (0724); Overseas Los Angeles LLC (5448); Overseas Martinez LLC (0729); Overseas New Orleans LLC (6680); Overseas New York LLC (0728); Overseas Nikiski LLC (5519); Overseas Perseverance Corporation (7817); Overseas Philadelphia LLC (7993); Overseas Puget Sound LLC (7998); Overseas Sea Swift Corporation (2868); Overseas Shipping (GR) Ltd. (5454); Overseas ST Holding LLC (0011); Overseas Tampa LLC (3656); Overseas Texas City LLC (5520); Pearlmar Limited (7140); Petromar Limited (7138); Pisces Tanker Corporation (6060); Polaris Tanker Corporation (6062); Queens Product Tanker Corporation (2093); Reymar Limited (7131); Rich Tanker Corporation (9147); Rimar Chartering Corporation (9346); Rosalyn Tanker Corporation (4557); Rosemar Limited (7974);Rubymar Limited (0767); Sakura Transport Corp. (5625); Samar Product Tanker Corporation (9570); Santorini Tanker LLC (0791); Serifos Tanker Corporation (3004); Seventh Aframax Tanker Corporation (4558); Shirley Tanker SRL (3551); Sifnos Tanker Corporation (3006); Silvermar Limited (0766); Sixth Aframax Tanker Corporation (4523); Skopelos Product Tanker Corporation (9762); Star Chartering Corporation (2877); Suezmax International Agencies, Inc. (4053); Talara Chartering Corporation (3744); Third United Shipping Corporation (5622); Tokyo Transport Corp. (5626); Transbulk Carriers, Inc. (6070); Troy Chartering Corporation (3742); Troy Product Corporation (6969); Urban Tanker Corporation (9153); Vega Tanker Corporation (3860); View Tanker Corporation (9156); Vivian Tankships Corporation (7542); Vulpecula Chartering Corporation (8718); Wind Aframax Tanker Corporation (9562). The mailing address of the Debtors is: 666 3rd Avenue, New York, NY 10017.

Debtors, if necessary, to reject the Newcastle Charter-In Agreement nunc pro him to the Redelivery Date; (iii) precluding setoff or recoupment as against the Redelivery Payment (as defined below) absent further order of the Court; and (iv) granting such other and further relief as may be just and proper. In support of the Motion, Debtors rely upon and incorporate by reference the Declaration of Lois K. Zabrocky (the “Zabrocky Declaration”), attached hereto as Exhibit B. In further support of the Motion, Debtors, by and through their undersigned counsel, respectfully represent: Jurisdiction This Court has jurisdiction to consider this Motion under 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding within the meaning of 28 U.S.C. § 157(b). Venue of these cases and this Motion in this district is proper under 28 U.S.C. §§ 1408 and 1409. The statutory predicates for the relief requested herein are Bankruptcy Code Sections 105(a) and 365(a). Background On November 14, 2012 (the “Petition Date”), Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. Debtors own or operate 111 tankers around the world, enabling the safe and efficient transport of oil and petroleum products. OSG is one of the largest publicly traded tanker holding companies worldwide, based on the number of vessels, and is the only major tanker company with both a significant U.S. Flag and international fleet. A fulsome description of Debtors’ corporate structure and the events leading to the Chapter 11 cases are set forth in the

Declaration of Captain Robert E. Johnston in Support of Chapter 11 Petitions and First Day Motions (the “First Day Declaration”) (ECF No. 2).2 Debtors continue to operate their businesses and manage their properties as debtors in possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code. No trustee or examiner has been appointed in Debtors’ Chapter 11 cases. An official committee of unsecured creditors (the “Committee”) was appointed on November 29, 2012.3 A. The Newcastle Charter-1n Agreement In the years prior to the Petition Date, as part of Debtors’ ordinary course of business, Debtors engaged in a practice of “chartering-in” (i.e., leasing) vessels owned by third parties (“Charter Vessels”) pursuant to time charter party agreements (“Charter-In Agreements”). As part of this practice, Debtors would in certain cases separately enter into agreements with third party vessel operators or pools pursuant to which Debtors would “charter-out” the Charter Vessels to third party ship operators under charter party agreements (“Charter-Out Agreements”). Alternatively, Debtors would enter into shorter-term contracts to employ the Charter Vessels on voyages to provide services to Debtors’ customers — a process known in the shipping industry as “fixing” the vessel. In better market conditions, Debtors would generate revenue from the spread between the Charter-In Agreements and either the Charter-Out Agreements or contracts for fixing the vessel. With the downturn of the shipping industry, certain of these arrangements have become unprofitable. 2 Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the First Day Declaration. 3 See Notice of Appointment of Committee of Unsecured Creditors Filed by United States Trustee. (ECF No. 97.)

8. Debtor Alpha Suezmax Corporation currently charters-in the OVERSEAS NEWCASTLE from the Vessel Owner pursuant to the Newcastle Charter-In Agreement. Debtors have reviewed the Newcastle Charter-In Agreement and determined that it provides no economic benefit to the estates, as Debtors have incurred significant prepetition losses from the Newcastle Charter-In Agreement. Debtors currently charter-in the OVERSEAS NEWCASTLE for $25,342 net per day, but recently have been unable to either charter-out or fix the vessel at rates sufficient to justify the expense of continuing to make the charter hire payments due to the Vessel Owner under the Newcastle Charter-In Agreement. Consequently, Debtors have concluded that rejecting the Newcastle Charter-In Agreement and returning the OVERSEAS NEWCASTLE to the Vessel Owner is in the best interest of their estates. The Newcastle Charter-In Agreement provides that the vessel may be redelivered worldwide at a safe and ice-free port within the vessel’s normal trading pattern. The Newcastle Charter-In Agreement also provides for certain inspections and surveys to be conducted upon redelivery of the vessel to assess its condition. Debtors have notified the Vessel Owner that they will redeliver the OVERSEAS NEWCASTLE to the Vessel Owner in late December 2012 or early January 2013 at such location as the Debtors select within the vessel’s normal trading pattern or as otherwise agreed between the Debtors and the Vessel Owner. Debtors have paid hire to the Vessel Owner for the month of December. The Redelivery Date may occur prior to the hearing on this Motion, in which case the Debtors seek nuns pro tunc relief as set forth below. If the Redelivery Date occurs after the December 31, 2012, Debtors will pay additional prorated hire to the Vessel Owner for the period between December 31, 2012, and the Redelivery Date. Debtors will also cooperate with the Vessel Owner to coordinate the redelivery and inspection of the OVERSEAS NEWCASTLE. Vessels like the OVERSEAS NEWCASTLE carry certain stores and provisions that are needed for their operation. The fuel that powers a vessel’s engine is typically referred to as the vessel’s “bunkers,” and vessels like the OVERSEAS NEWCASTLE also typically carry certain oils and greases that are used to ensure the proper functioning of their engine and equipment. These materials have been purchased by the Debtors for use during the term of the applicable Charter-in-Agreement. Since certain amounts of these fuel and stores must be left onboard Charter Vessels at their redelivery, the Newcastle Charter-In Agreement provides that the Vessel Owner shall at the time of redelivery take over and pay for all bunkers, broached and unbroached lubricating oils and greases, unbroached victualling provisions, paints, ropes and other consumable stores (excluding spare parts) in the OVERSEAS NEWCASTLE at the documented invoice prices last paid (the “Redelivery Payment”). The Newcastle Charter-In Agreement also provides for certain inspections and surveys to be conducted upon redelivery of the vessel, which will enable the vessel owner and Debtors to resolve the amount of stores and provisions left on board for which a Redelivery Payment is owed to Debtors. Debtors typically receive this Redelivery Payment — a post-petition obligation due to Debtors — from the Vessel Owner within thirty days of the Redelivery Date. Relief Requested By this Motion, Debtors respectfully request that this Court enter an order substantially in the form attached hereto as Exhibit A (i) rejecting the Newcastle Charter-In Agreement effective as of the Redelivery Date; (ii) if necessary, rejecting the Newcastle Charter-

In Agreement nunc pro tunc to the Redelivery Date; (iii) precluding setoff or recoupment as against the Redelivery Payment absent further order of the Court; and (iv) granting such other and further relief as may be just and proper. Basis for Relief A. Rejection of the Newcastle Charter-In Agreement Is an Exercise of Debtors’ Sound Business Judgment Section 365(a) of the Bankruptcy Code provides that a trustee, “subject to the court’s approval, may assume or reject an executory contract or an unexpired lease.” 11 U.S.C. § 365(a); see also Univ. Med. Ctr. v. Sullivan (In re Univ. Med. Ctr.), 973 F.2d 1065, 1075 (3d Cir. 1992). Section 1107 of the Bankruptcy Code provides the same power to a debtor-in-possession. 11 U.S.C. § 1107; Univ. Med Ctr., 973 F.2d at 1075 n.12. The Court should approve a debtor’s rejection of an executory contract or unexpired lease where such rejection is made in the exercise of such debtor’s sound business judgment and if the rejection benefits its estate. See, e.g., Sharon Steel Corp. v. Nat’l Fuel Gas Distrib. Corp., 872 F.2d 36, 39 (3d Cir. 1989); see also NLRB v. Bildisco & Bildisco (In re Bildisco), 682 F.2d 72, 79 (3d Cir. 1982), aff’d, 465 U.S. 513 (1984); In re Patterson, 119 B.R. 59 (E.D. Pa. 1990); In re Federated Dep’t Stores, Inc., 131 B.R. 808, 811 (S.D. Ohio 1991) (“Courts traditionally have applied the business judgment standard in determining whether to authorize the rejection of executory contracts and unexpired leases.”); Westbury Real Estate Ventures, Inc. v. Bradlees, Inc. (In re Bradlees, Inc.), 194 B.R. 555, 558 n.1 (Bankr. S.D.N.Y. 1996) (“Under the business judgment test, . .. [a court should approve a debtor’s proposed rejection] if the debtor can demonstrate that rejection will benefit the estate.”). A motion to reject should thus be granted if a debtor determines in its business judgment that a benefit will be realized by rejecting a contract or lease. Sharon Steel Corp., 872

F.2d at 39 (citing Wheeling-Pittsburgh Steel Corp. v. West Penn Power Co. (In re Wheeling-Pittsburgh Steel Corp.), 72 B.R. 845, 846 (Bankr. W.D. Pa. 1987)). The business judgment standard requires that the court approve the debtor’s business decision unless that judgment is the product of bad faith, whim or caprice. See In re Trans World Airlines, Inc., 261 B.R. 103, 121 (Bankr. D. Del. 2001); see also Lubrizol Enter., Inc. v. Richmond Metal Finishers, 756 F.2d 1043, 1047 (4th Cir. 1985). As noted in the Zabrocky Declaration and above, Debtors have reviewed the Newcastle Charter-In Agreement and determined that it provides no economic benefit to the estates. The Newcastle Charter-In Agreement is not necessary for the continued operation of Debtors’ businesses and if it were not rejected, Debtors would continue to suffer the losses described above to the detriment of their creditors. Consequently, rejection of the Newcastle Charter-In Agreement is in the best interests of Debtors’ estates and is within Debtors’ sound business judgment. Further, absent an order of the Court to the contrary, Debtors are entitled to the Redelivery Payment — a post-petition obligation — without setoff or recoupment against any prepetition claims against Debtors, including any claims arising in connection with the rejection of the Newcastle Charter-In Agreement. See Univ. Med. Ctr., 973 F.2d at 1079 (“[A] creditor’s pre-petition claims against the debtor cannot be set off against post-petition debts owed to the debtor.”); see also id. at 1081 (stating that recoupment “should be narrowly construed” and is available only when both debts arise out of “a single integrated transaction”); HHI FormTech Indus., LLC v. Magna Powertrain USA, Inc., (In re FormTech Indus., LLC), 439 B.R. 352, 362 (Bankr. D. Del. 2010) (holding that, “[b]ecause recoupment frustrates the purpose of section 365 and . . . is [therefore] narrowly construed,” rejection damages may not be recouped from accounts receivable); United States ex rel. U.S. Postal Serv. v. Dewey Freight Sys., Inc., 31 F.3d 620, 625 (8th Cir. 1994) (holding that allowing counterparty asserting equivalent of rejection damages to recoup those damages from future payments otherwise due the debtor for post-petition services would “frustrate the very purpose of § 365”). B. If Necessary, Rejection of the Newcastle Charter-In Agreement Should Be Authorized Nunc Pro Tunc to the Redelivery Date Bankruptcy courts possess the equitable power to grant retroactive rejection of a contract or lease with a date that is effective prior to the date the order is entered. Thinking Maths. Corp. v. Mellon Fin. Servs. Corp. (In re Thinking Machs. Corp.), 67 F.3d 1021, 1029 (1st Cir. 1995); In re Chi-Chi’s, Inc., 305 B.R. 396, 399 (Bankr. D. Del. 2004); TW, Inc. v. Angelastro (In re TW, Inc.), No. 03-10785, 2004 WL 115521, *2 (D. Del. Jan. 14, 2004) (“The power to grant relief retroactively is derived from the bankruptcy’s equitable powers to insure a fair outcome,” and an order granting retroactive relief should be given “only after a balancing of the equities in a particular case.”). In balancing the equities, courts focus on whether the debtor surrendered the property prior to the proposed rejection date, and courts approve retroactive rejection when the debtor timely surrendered the property. See Pac. Shores Dev., LLC v. At Home Corp. (In re At Home Corp.), 392 F.3d 1064, 1074 (9th Cir. 2004) (affirming retroactive rejection of vacated premises and noting that “most cases approving the rejection of a lease retroactively to the motion date highlight the fact that the debtor has vacated the premises”); In re Amber’s Stores, Inc., 193 B.R. 819, 827 (Bankr. N.D. Tex. 1996) (explaining that “the debtor should not be permanently penalized by the time lag between filing a motion and the entry of an order by the court”).

20. If the Redelivery Date occurs before the date of the hearing at which this Motion is considered, this Court should approve rejection of the Newcastle Charter-In Agreement nunc pro tune to the Redelivery Date. Due to the potential for delays at sea and the unpredictability of the needs of their customers, Debtors are presently unable to estimate the Redelivery Date with precision. However, depending on the circumstances of the final voyage of the OVERSEAS NEWCASTLE before its redelivery, Debtors may be in a position to redeliver the OVERSEAS NEWCASTLE before the hearing date. If this occurs, the redelivery of the OVERSEAS NEWCASTLE would precede the entry of a formal order of rejection by this court, and there could be issues raised as to whether the Debtors have any continuing obligations following redelivery. Although redelivery of the OVERSEAS NEWCASTLE would serve as effective rejection of the Newcastle Charter-In Agreement even absent a court order, Debtors seek nunc pro tunc rejection out of an abundance of caution. Since Debtors should not be penalized by any time lag between the Redelivery Date and the entry of an order, this Court should grant rejection of the Newcastle Charter-In Agreement nunc pro tunc to the Redelivery Date as may be required. Notice of Motion 21. Notice of the Motion has been given via facsimile, electronic transmission, hand delivery or overnight mail to the (i) Vessel Owner; (ii) proposed counsel to the Committee; (iii) Office of the United States Trustee for the District of Delaware; (iv) the trustee under that certain indenture dated as of December 1, 1993, with respect to the 8.75% debentures due 2013; (v) the trustee under that certain indenture dated as of March 29, 2010, with respect to the 8.125% senior notes due 2018; (vi) the trustee under that certain indenture dated as of March 7, 2003, with respect to the 7.500% unsecured notes due 2024; (vii) Danish Ship Finance A/S, as Agent under that certain Second Amended and Restated Loan Agreement dated as of August 28, 2008;

(viii) the Export-Import Bank of China, as Original Lender and Agent under that certain Loan Agreement dated as of August 10, 2009; (ix) DNB Nor Bank A.S.A., as Agent under that certain Credit Agreement dated as of February 9, 2006; (x) holders of the fifty (50) largest unsecured claims on a consolidated basis against Debtors; and (xi) all others that are required to be noticed in accordance with Bankruptcy Rule 2002 (collectively, the “Initial Notice Parties”). In light of the exigencies of the circumstances and the potential harm to Debtors, their estates, and other parties in interest that will ensue if the relief requested herein is not granted, Debtors submit that no other notice need be given. No Prior Request 22. No prior request for the relief requested herein has been made to this or any other court. [Remainder of Page Intentionally Blank]

WHEREFORE, Debtors respectfully request that this Court enter an order substantially in the form attached hereto as Exhibit A (i) granting this Motion and the relief requested herein and (ii) granting such other and further relief as may be just and proper. Dated: December 6, 2012 Wilmington, Delaware, , CLEARY GOTTLIEB STEEN & HAMILTON LLP , , James L. Bromley (admitted pro hac vice) Luke A. Barefoot (admitted pro hac vice) James W. Doggett (admitted pro hac vice) Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000 Facsimile: (212) 225-3999 - and -, , , MORRIS, NICHOLS, ARSI IT & TUNNELL LLP , Derek C. AKbott (No. 3376) Daniel B. Butz (No. 4227) William M. Alleman, Jr. (No. 5449) 1201 North Market Street P.O. Box 1347 Wilmington, Delaware 19801 Telephone: (302) 658-9200 Facsimile: (302) 658-3989 Proposed Counsel for the Debtors and Debtors in Possession

Exhibit Contract to Be Rejected Debtor, Counterparty, Contract1 Alpha Suezmax Corporation, Double Hull Tankers Inc., or Nominee, The bareboat charter , agreement in respect of the vessel once named OVERSEAS, BESIKTAS and now renamed OVERSEAS, NEWCASTLE, dated, July 6, 2007, and all related agreements and addenda 1 Debtors reserve the right to modify this list to include additional agreements, addenda and other documents related to the  Contracts or to remove Contracts, in their discretion.

Exhibit A Proposed Order

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re	:	Chapter 11
Overseas Shipholding Group, Inc., *et al.*,	:	Case No. 12-20000 (PJW)
Debtors.[1]	:	Jointly Administered

ORDER AUTHORIZING REJECTION OF THE OVERSEAS NEWCASTLE BAREBOAT CHARTER *NUNC PRO TUNC* AS NECESSARY TO THE REDELIVERY DATE AND RELATED RELIEF

Upon the motion (the "Motion")[2] of Debtors for an order under Bankruptcy Code Sections 105(a) and 365(a), (i) authorizing Debtors to reject the Newcastle Charter-In Agreement

[1] The Debtors in these Chapter 11 cases, along with the last four digits of each Debtor's tax identification number, are: Overseas Shipholding Group, Inc. (7623); OSG International, Inc. (7117); OSG Bulk Ships, Inc. (2600); 1372 Tanker Corporation (4526); Africa Tanker Corporation (9119); Alcesmar Limited (5306); Alcmar Limited (5307); Alpha Suezmax Corporation (1684); Alpha Tanker Corporation (6063); Amalia Product Corporation (3808); Ambermar Product Carrier Corporation (8898); Ambermar Tanker Corporation (7100); Andromar Limited (5312); Antigmar Limited (5303); Aqua Tanker Corporation (7408); Aquarius Tanker Corporation (9161); Ariadmar Limited (5301); Aspro Tanker Corporation (4152); Atalmar Limited (5314); Athens Product Tanker Corporation (9565); Atlas Chartering Corporation (8720); Aurora Shipping Corporation (5649); Avila Tanker Corporation (4155); Batangas Tanker Corporation (8208); Beta Aframax Corporation (9893); Brooklyn Product Tanker Corporation (2097); Cabo Hellas Limited (5299); Cabo Sounion Limited (5296); Caribbean Tanker Corporation (6614); Carina Tanker Corporation (9568); Carl Product Corporation (3807); Concept Tanker Corporation (9150); Crown Tanker Corporation (6059); Delphina Tanker Corporation (3859); Delta Aframax Corporation (9892); DHT Ania Aframax Corp. (9134); DHT Ann VLCC Corp. (9120); DHT Cathy Aframax Corp. (9142); DHT Chris VLCC Corp. (9122); DHT Rebecca Aframax Corp. (9143); DHT Regal Unity VLCC Corp. (9127); DHT Sophie Aframax Corp. (9138); Dignity Chartering Corporation (6961); Edindun Shipping Corporation (6412); Eighth Aframax Tanker Corporation (8100); Epsilon Aframax Corporation (9895); First Chemical Carrier Corporation (2955); First LPG Tanker Corporation (9757); First Union Tanker Corporation (4555); Fourth Aframax Tanker Corporation (3887); Front President Inc. (1687); Goldmar Limited (0772); GPC Aframax Corporation (6064); Grace Chartering Corporation (2876); International Seaways, Inc. (5624); Jademar Limited (7939); Joyce Car Carrier Corporation (1737); Juneau Tanker Corporation (2863); Kimolos Tanker Corporation (3005); Kythnos Chartering Corporation (3263); Leo Tanker Corporation (9159); Leyte Product Tanker Corporation (9564); Limar Charter Corporation (9567); Luxmar Product Tanker Corporation (3136); Luxmar Tanker LLC (4675); Majestic Tankers Corporation (6635); Maple Tanker Corporation (5229); Maremar Product Tanker Corporation (3097); Maremar Tanker LLC (4702); Marilyn Vessel Corporation (9927); Maritrans General Partner Inc. (8169); Maritrans Operating Company L.P. (0496); Milos Product Tanker Corporation (9563); Mindanao Tanker Corporation (8192); Mykonos Tanker LLC (8649); Nedimar Charter Corporation (9566); Oak Tanker Corporation (5234); Ocean Bulk Ships, Inc. (6064); Oceania Tanker Corporation (9164); OSG 192 LLC (7638); OSG 209 LLC (7521); OSG 214 LLC (7645); OSG 215 Corporation (7807); OSG 242 LLC (8002); OSG 243 LLC (7647); OSG 244 LLC (3601); OSG 252 LLC (7501); OSG 254 LLC (7495); OSG 300 LLC (3602); OSG

effective upon the Redelivery Date, (ii) authorizing Debtors, if necessary, to reject the Newcastle Charter-In Agreement nunc pro tunc to the Redelivery Date, (iii) precluding setoff or recoupment as against the Redelivery Payment absent further order of the Court, and (iv) granting such other and further relief as may be just and proper; and the Court having reviewed the Motion and the Zabrocky Declaration; and the Court having determined that the relief requested in the Motion is in the best interests of Debtors, their estates, their creditors, and other parties in interest; and it appearing that proper and adequate notice of the Motion has been given and that no other or further notice is necessary; and upon the record herein; and after due deliberation thereon; and good and sufficient cause appearing therefore, it is hereby ORDERED, ADJUDGED, AND DECREED THAT: 400 LLC (7499); OSG America LLC (2935); OSG America L.P. (2936); OSG America Operating Company LLC (5493); OSG Car Carriers, Inc. (1608);OSG Clean Products International, Inc. (6056); OSG Columbia LLC (7528); OSG Constitution LLC (8003); OSG Courageous LLC (2871); OSG Delaware Bay Lightering LLC (4998); OSG Discovery LLC (8902); OSG Endeavor LLC (5138); OSG Endurance LLC (2876); OSG Enterprise LLC (3604); OSG Financial Corp. (8639); OSG Freedom LLC (3599); OSG Honour LLC (7641); OSG Independence LLC (7296); OSG Intrepid LLC (7294); OSG Liberty LLC (7530); OSG Lightering Acquisition Corporation (N/A); OSG Lightering LLC (0553); OSG Lightering Solutions LLC (5698); OSG Mariner LLC (0509); OSG Maritrans Parent LLC (3903); OSG Navigator LLC (7524); OSG New York, Inc. (4493); OSG Product Tankers AVTC, LLC (0001); OSG Product Tankers 1, LLC (8236); OSG Product Tankers 11, LLC (8114); OSG Product Tankers, LLC (8347); OSG Product Tankers Member LLC (4705); OSG Quest LLC (1964); OSG Seafarer LLC (7498);OSG Ship Management, Inc. (9004); OSG Valour Inc. (7765); Overseas Allegiance Corporation (7820); Overseas Anacortes LLC (5515); Overseas Boston LLC (3665); Overseas Diligence LLC (6681); Overseas Galena Bay LLC (6676); Overseas Houston LLC (3662); Overseas Integrity LLC (6682); Overseas Long Beach LLC (0724); Overseas Los Angeles LLC (5448); Overseas Martinez LLC (0729); Overseas New Orleans LLC (6680); Overseas New York LLC (0728); Overseas Nikiski LLC (5519); Overseas Perseverance Corporation (7817); Overseas Philadelphia LLC (7993); Overseas Puget Sound LLC (7998); Overseas Sea Swift Corporation (2868); Overseas Shipping (GR) Ltd. (5454); Overseas ST Holding LLC (0011); Overseas Tampa LLC (3656); Overseas Texas City LLC (5520); Pearlmar Limited (7140); Petromar Limited (7138); Pisces Tanker Corporation (6060); Polaris Tanker Corporation (6062); Queens Product Tanker Corporation (2093); Reymar Limited (7131); Rich Tanker Corporation (9147); Rimar Chartering Corporation (9346); Rosalyn Tanker Corporation (4557); Rosemar Limited (7974);Rubymar Limited (0767); Sakura Transport Corp. (5625); Samar Product Tanker Corporation (9570); Santorini Tanker LLC (0791); Serifos Tanker Corporation (3004); Seventh Aframax Tanker Corporation (4558); Shirley Tanker SRL (3551); Sifnos Tanker Corporation (3006); Silvermar Limited (0766); Sixth Aframax Tanker Corporation (4523); Skopelos Product Tanker Corporation (9762); Star Chartering Corporation (2877); Suczmax International Agencies, Inc. (4053); Talara Chartering Corporation (3744); Third United Shipping Corporation (5622); Tokyo Transport Corp. (5626); Transbulk Carriers, Inc. (6070); Troy Chartering Corporation (3742); Troy Product Corporation (6969); Urban Tanker Corporation (9153); Vega Tanker Corporation (3860); View Tanker Corporation (9156); Vivian Tankships Corporation (7542); Vulpecula Chartering Corporation (8718); Wind Aframax Tanker Corporation (9562). The mailing address of the Debtors is: 666 3rd Avenue, New York, NY 10017. 2 Capitalized terms used but not defined in this Order shall have the meaning ascribed to them in the Motion.

1. The Motion is GRANTED as set forth herein. 2. The Newcastle Charter-In Agreement set forth on Exhibit 1 to this Order is hereby rejected pursuant to Section 365(a) of the Bankruptcy Code, effective upon the Redelivery Date. To the extent necessary, the Newcastle Charter-In Agreement is rejected nunc pro tune to the Redelivery Date. 3. The parties to the Newcastle Charter-In Agreement expressly reserve and retain any and all claims and defenses they may have against one another as a result of the rejection provided for in this Order. 4. If the Redelivery Date occurs after December 31, 2012, then Debtors shall promptly pay additional prorated hire to the Vessel Owner at a rate of $25,342 per day for the period between December 31, 2012, and the Redelivery Date. 5. The Vessel Owner shall make the Redelivery Payment within thirty days of the Redelivery Date. 6. In accordance with Section 362 of the Bankruptcy Code, the Vessel Owner shall not setoff, net or recoup the Redelivery Payment against any prepetition claim against Debtors, including without limitation any claims arising in connection with the rejection of the Newcastle Charter-In Agreement. 7. Debtors are hereby authorized to take all actions and execute all documents that may be necessary to implement the relief granted by this Order.

8. The Court retains jurisdiction with respect to all matters arising from or related to the implementation of this Order, including but not limited to any disputes concerning the redelivery of the OVERSEAS NEWCASTLE and the Redelivery Payment. Dated: 2012 Wilmington, Delaware, THE HONORABLE PETER J. WALSH UNITED STATES BANKRUPTCY JUDGE

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
Overseas Shipholding Group, Inc., et al.	Case No. 12-20000 (PJW)
Debtors.[1]	Jointly Administered
	Hearing Date: December 27, 2012, at 10:00 a.m. (ET) **Objections Due: December 20, 2012, at 4:00 p.m. (ET)**

NOTICE OF DEBTORS' MOTION FOR ENTRY OF AN ORDER PURSUANT TO SECTIONS 105(A) AND 365(A) OF THE BANKRUPTCY CODE AUTHORIZING REJECTION OF THE OVERSEAS NEWCASTLE BAREBOAT CHARTER *NUNC PRO TUNC* AS NECESSARY TO THE REDELIVERY DATE AND RELATED RELIEF

PLEASE TAKE NOTICE that today, the debtors and debtors in possession in the above-captioned cases (collectively, the "Debtors"), filed the attached **Debtors' Motion For Entry Of An Order Pursuant To Sections 105(a) And 365(a) Of The Bankruptcy Code Authorizing Rejection Of The Overseas Newcastle Bareboat Charter *Nunc Pro Tunc* As Necessary To The Redelivery Date And Related Relief** (the "Motion").

PLEASE TAKE FURTHER NOTICE that any party wishing to oppose the entry of an order approving the Motion must file a response or an objection to the Motion ("Objection") with the Clerk of the United States Bankruptcy Court for the District of Delaware, 824 Market Street, 3rd Floor, Wilmington, Delaware 19801 on or before **December 20, 2012, at 4:00 p.m. (ET)** (the "Objection Deadline"). At the same time, you must serve such Objection upon the undersigned counsel so as to be received by the Objection Deadline.

PLEASE TAKE FURTHER NOTICE THAT A HEARING ON THE MOTION WILL BE HELD ON **DECEMBER 27, 2012 AT 10:00 A.M. (ET)** BEFORE THE HONORABLE PETER J. WALSH, AT THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE, 824 MARKET STREET, 6TH FLOOR, COURTROOM #2, WILMINGTON, DELAWARE 19801. ONLY PARTIES WHO HAVE FILED A TIMELY OBJECTION WILL BE HEARD AT ANY HEARING ON THE MOTION.

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1 A complete list of all Debtors in these jointly administered cases can be found at http://www.kccllc.net/osg, by contacting Debtors' counsel, or by reviewing the joint administration order in these cases, located at D.I. 38 in Case No. 12-20000. The Debtors' address for purposes of these chapter 11 cases is 666 3rd Avenue, New York, NY 10017.

IF YOU FAIL TO RESPOND IN ACCORDANCE WITH THIS NOTICE OR ANY ORDER ENTERED BY THE COURT REGARDING THE SCHEDULING OF THE MOTION, THE COURT MAY GRANT THE RELIEF REQUESTED IN THE MOTION WITHOUT FURTHER NOTICE OR HEARING. Dated: December 6, 2012 Wilmington, Delaware, CLEARY GOTTLIEB STEEN & HAMILTON LLP James L. Bromley (admitted pro hac vice) Luke A. Barefoot (admitted pro hac vice) One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000 Facsimile: (212) 225-3999 - and - MORRIS, NICHOLS, ARSHT & TUNNELL LLP Derek C. Abbott (No. 3376) Daniel B. Butz (No. 4227) William M. Alleman, Jr. (No. 5449) 1201 North Market Street P.O. Box 1347 Wilmington, Delaware 19801-1347 Telephone: (302) 658-9200 Facsimile: (302) 658-3989 Proposed Counsel for the Debtors and Debtors in Possession

Exhibit B Declaration of Lois K. Zabrocky

IN THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE In re Chapter 11 Overseas Shipholding Group, Inc., et al, Case No. 12-20000 (PJW) Debtors.’ Jointly Administered -X DECLARATION OF LOIS K. ZABROCKY IN SUPPORT OF DEBTORS’ MOTION FOR ENTRY OF AN ORDER AUTHORIZING REJECTION OF THE OVERSEAS NEWCASTLE BAREBOAT CHARTER NUNC PRO TUNC AS NECESSARY TO THE REDELIVERY DATE AND RELATED RELIEF I, Lois K. Zabrocky, do hereby declare as follows: I am Senior Vice President and Chief Commercial Officer of the International Flag Strategic Business Unit of Overseas Shipholding Group, Inc. (“Parent”), a corporation organized under the laws of Delaware. I am generally familiar with the international flag businesses and chartering operations of Parent and its affiliates, including those affiliates that have together with Parent filed their voluntary petitions for relief under Chapter 11 of the Bankruptcy Code before this Court. I submit this Declaration in support of Debtors’ Motion for Entry of an Order Authorizing Rejection of the Overseas Newcastle Bareboat Charter (the “Motion”).2 I have personal knowledge of the facts as set forth herein. If I were called to testify, I could and would testify competently to the facts set forth herein. I am authorized to submit this declaration. A complete list of all Debtors in these jointly administered cases can be found at http://www.kccllc.net/osg, by contacting Debtors’ counsel, or by reviewing the joint administration order in these cases, located at D.1. 38 in Case No. 12-20000. The Debtors’ address for purposes of these chapter 11 cases is 666 3rd Avenue, New York, NY 10017. 2 Capitalized terms used but not defined in the Zabrocky Declaration shall have the meaning ascribed to them in the Motion.

3. In the years prior to the Petition Date, as part of Debtors’ ordinary course of business, Debtors engaged in a practice of “chartering-in” (i.e., leasing) vessels owned by third parties (“Charter Vessels”) pursuant to time charter party agreements (“Charter-In Agreements”). As part of this practice, Debtors would in certain cases separately enter into agreements with third party vessel operators or pools pursuant to which Debtors would “charter-out” the Charter Vessels to third party ship operators under charter party agreements (“Charter-Out Agreements”). Alternatively, Debtors would enter into shorter-term contracts to employ the Charter Vessels on voyages to provide services to Debtors’ customers — a process known in the shipping industry as “fixing” the vessel. In better market conditions, Debtors would generate revenue from the spread between the Charter-In Agreements and either the Charter-Out Agreements or contracts for fixing the vessel. With the downturn of the shipping industry, certain of these arrangements have become unprofitable. 4. Debtor Newcastle Charter Corporation currently charters-in the OVERSEAS NEWCASTLE from the Vessel Owner pursuant to the Newcastle Charter-In Agreement. I or my designees, in consultation with Debtors’ counsel, have reviewed the Newcastle Charter-In Agreement and determined that it provides no economic benefit to the estates, as Debtors have incurred significant prepetition losses from the Newcastle Charter-In Agreement. Debtors currently charter-in the OVERSEAS NEWCASTLE for $25,342 net per day, but recently have been unable to either charter-out or fix the vessel at rates sufficient to justify the expense of continuing to make the charter hire payments due to the Vessel Owner under the Newcastle Charter-In Agreement, 5. Consequently, I or my designees, in consultation with Debtors’ counsel, have concluded that rejecting the Newcastle Charter-In Agreement and returning the OVERSEAS

NEWCASTLE to the Vessel Owner is in the best interest of their estates. The Newcastle Charter-In Agreement provides that the vessel may be redelivered worldwide at a safe and ice-free port within the vessel’s normal trading pattern. The Newcastle Charter-In Agreement also provides for certain inspections and surveys to be conducted upon redelivery of the vessel to assess its condition. 6. Debtors have notified the Vessel Owner that they will redeliver the OVERSEAS NEWCASTLE to the Vessel Owner in late December 2012 or early January 2013 at such location as the Debtors select within the vessel’s normal trading pattern or as otherwise agreed between the Debtors and the Vessel Owner. 7. Due to the potential for delays at sea and the unpredictability of the needs of our customers, I and my designees are unable to estimate the Redelivery Date with precision. However, depending on the circumstances of the final voyage of the OVERSEAS NEWCASTLE before its redelivery, Debtors may be in a position to redeliver the OVERSEAS NEWCASTLE before the hearing date. 8. Debtors have paid hire to the Vessel Owner for the month of December. The Redelivery Date may occur prior to the hearing on this Motion, in which case the Debtors seek nunc pro tune relief as set forth below. If the Redelivery Date occurs after December 31, 2012, Debtors will pay additional prorated hire to the Vessel Owner for the period between December 31, 2012, and the Redelivery Date. Debtors will also cooperate with the Vessel Owner to coordinate the redelivery and inspection of the OVERSEAS NEWCASTLE. 9. Vessels like the OVERSEAS NEWCASTLE carry certain stores and provisions that are needed for their operation. The fuel that powers a vessel’s engine is typically referred to as the vessel’s “bunkers,” and vessels like the OVERSEAS NEWCASTLE also typically carry certain oils and greases that are used to ensure the proper functioning of their engine and equipment. Since certain amounts of these fuel and stores must be left onboard Charter Vessels at their redelivery, the Newcastle Charter-In Agreement provides that the Vessel Owner shall at the time of redelivery take over and pay for all bunkers, broached and unbroached lubricating oils and greases, unbroached victualling provisions, paints, ropes and other consumable stores (excluding spare parts) in the OVERSEAS NEWCASTLE at the documented invoice prices last paid (the “Redelivery Payment”). The Newcastle Charter-In Agreement also provides for certain inspections and surveys to be conducted upon redelivery of the vessel, which will enable the vessel owner and Debtors to resolve the amount of stores and provisions left on board for which a Redelivery Payment is owed to Debtors. Debtors typically receive this Redelivery Payment — a post-petition obligation due to Debtors — from the Vessel Owner within thirty days of the Redelivery Date. 10. I can attest that the Newcastle Charter-In Agreement provides no economic benefit to the estates, that the Newcastle Charter-In Agreement is not necessary for the continued operation of Debtors’ businesses, and that, if the Newcastle Charter-in Agreement were not rejected, Debtors would continue to suffer the losses described herein to the detriment of their creditors. 11. Consequently, I can attest that rejection of the Newcastle Charter-In Agreement is in the best interests of Debtors’ estates and is within Debtors’ sound business judgment.

Pursuant to 28 U.S.C. § 1746, I declare under penalty of perjury that the foregoing is true and correct. Dated: December 6, 2012 Lois K. Zabrocky Senior Vice President